200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

JOSHUA WEINBERG joshua.weinberg@dechert.com +1 617 728 7155 Direct +1 617 275 8389 Fax

April 29, 2008

Min S. Oh, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street Northeast

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File Nos. 33-18030 and 811-05371) Post Effective Amendment No. 30 to Registration Statement Filed February 7, 2008

Dear Mr. Oh:

Pursuant to your request, this letter responds to comments you provided to me in telephonic discussions on Thursday, March 20, 2008 and Friday, April 4, 2008 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 30 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) under the Securities Act of 1933 filed with the Securities and Exchange Commission (the “Commission”) as of February 7, 2008. Summaries of the comments, and our responses thereto, are provided below. I have either responded to your questions and comments or have described how I will address your comments in the prospectuses and SAIs contained in the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Response to Comments

The responses to your comments below are numbered according to the order in which you had given the comments. Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

General Comment

1.	Comment:	Please be aware of the Commission’s move and update the relevant disclosure on the last page of each prospectus accordingly.

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Munich Paris ASIA Hong Kong

April 29, 2008 Page 2

		Response:	The requested disclosure has been updated.

Comments Regarding Non-Funds of Funds Prospectus

2.	(a)	Comment:	In the Risk/Return Summary and Investment Objective and Principal Investment Strategies sections, for the Real Estate Securities and Non-U.S. Funds, please clarify whether these Funds still employ a “select holdings” strategy for assets not allocated to money managers.

		Response:	The Real Estate Securities and Non-U.S. Funds do not employ a “select holdings” strategy for assets not allocated to money managers.

	(b)	Comment:	In the Risk/Return Summary and Investment Objective and Principal Investment Strategies sections, please disclose the extent to which the Core Bond Fund may invest in derivatives.

		Response:	For the Core Bond Fund, there is language in the Risk/Return Summary, Principal Investment Strategies section of the prospectus stating that the Fund may invest in derivatives as a substitute for holding securities directly and for certain other investment purposes. This strategy is discussed in detail in the Investment Objective and Investment Strategies section of the prospectus. Since we believe that the language currently in the Risk/Return Summary section of the prospectus is an accurate summary of the investment strategies of the Fund, no changes have been made in response to this comment.

3.	(a)	Comment:	Under Principal Risks in the Risk/Return Summary for the Multi-Style Equity Fund, please add the risk associated with investing in medium and large capitalization U.S. companies.

April 29, 2008 Page 3

	Response:	We respectfully decline to add additional risk disclosure on medium and large capitalization companies because there are no specific risks related to medium and large capitalization companies. We believe that the risks associated with medium and large capitalization companies are adequately discussed in the risk disclosure on equity securities.

(b)	Comment:	Under Principal Risks in the Risk/Return Summary for the Core Bond Fund, please add the risks that correspond to investing in medium capitalization companies, investing in asset-backed securities, and the liquidity risk associated with derivatives.

	Response:	With respect to investing in medium capitalization companies, we respectfully decline to add disclosure for the Core Bond Fund because the Core Bond Fund does not invest in medium capitalization companies. In response to this comment, we have added disclosure to the Core Bond Fund under Principal Risks in the Risk/Return Summary to address the risks associated with investing in asset-backed securities and the liquidity risk associated with derivatives.

(c)	Comment:	In the Performance section, several annual total return charts appear twice. Please confirm this is a product of the document compare software.

	Response:	We can confirm that this is a product of the document compare software.

(d)	Comment:	In the Performance section, for the Non-U.S. Fund, please reconcile the footnote that was deleted for the first year provided in the annual total return chart.

	Response:	Please note that this footnote is not applicable to the Non-U.S. Fund and only appears on the page with the Non-U.S. Fund disclosure as a result of the document compare software.

April 29, 2008 Page 4

4.	(a)	Comment:	In the Fees and Expenses section, please disclose in the narrative preceding the Annual Fund Operating Expenses table that the reader should refer to the contract for a description of those fees and expenses.

Response:

In response to this comment, the following language has been added to the prospectus preceding the Annual Fund Operating Expenses table:

“Please refer to your account or policy documents for a description of those fees and expenses.”

	(b)	Comment:	In the Example in the Fees and Expenses section, please note that only contractual expense reimbursements and fee waivers with a duration of one year or more may be reflected and referenced in the Example and the duration and end dates of such reimbursements and waivers should be noted in a footnote.

		Response:	We believe that our current disclosure is consistent with this requirement. Please see the disclosure in the narrative preceding the example that only current fee waivers contractually agreed to through April 30, 2009 are used in the calculation for the one year time period. The duration and end dates of reimbursements and waivers will be noted in a footnote to the Annual Fund Operating Expenses table.

5.	(a)	Comment:	In the Investment Objective and Principal Investment Strategies section, for the Real Estate Securities Fund, please reconcile the inclusion of investments in non-U.S. real estate securities as a principal investment strategy, with the inclusion of similar language as a non-principal investment strategy. Please confirm that securities lending is not expected to be a principal investment strategy, even though up to one-third of the Fund’s assets may be so invested.

April 29, 2008 Page 5

	Response:	We note that while the disclosure in the Principal Investment Strategies section indicates that the Fund may invest in non-U.S. real estate securities, the disclosure in the Non-Principal Investment Strategies sections indicates that the Fund may invest in non-U.S. issuers, by purchasing American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Such securities are U.S. securities which typically provide exposure to underlying securities issued by a foreign corporation. Investment in non-U.S. securities is a principal investment strategy while investment in depositary receipts is a non-principal investment strategy. We can confirm that securities lending is not expected to be a principal investment strategy because it is not a means to achieve the investment objective of the Fund but is rather a way for the Fund to earn additional income. By lending its portfolio securities the Fund seeks to earn incremental income while pursuing its investment objective of current income and long term capital growth. The Fund continues to own the securities on loan and realizes any capital growth (or loss) on the securities.

(b)	Comment:	In the Investment Objective and Principal Investment Strategies section, for the Non-U.S. Fund, please reconcile the inclusion of investment in forward currency contracts as a principal investment strategy with the discussion of derivatives, including forward currency contracts, in Non-Principal Investment Strategies. Please revise the risk disclosure as appropriate in the Risk/Return Summary as well as in the fuller discussion of principal risks in the Investment Objective and Principal Investment Strategies section.

	Response:	In response to this comment, we have made changes to the disclosure. The use of forward currency contracts for

April 29, 2008 Page 6

speculative purposes is a principal investment strategy for the Non-U.S. Fund. The use of forward currency contracts for hedging purposes is a non-principal investment strategy for the Non-U.S. Fund.

(c)	Comment:

In the Investment Objective and Principal Investment Strategies section of the prospectus, because the Core Bond Fund, as stated, may invest in derivatives including forward commitment contracts as part of its principal investment strategy, please provide disclosure addressing what is required for asset coverage.

Such disclosure should include the fact that as an open-end investment company registered with the SEC, the Trust is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC, and SEC staff, positions. Further, in accordance with these positions, with respect to certain kinds of derivatives, the Trust must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Trust must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Trust is permitted to set aside liquid assets in an amount equal to the Trust’s daily marked-to-market (net) obligations, if any (i.e., the Trust’s daily net liability, if any), rather than the notional value.

	Response:	Please note that currently both the prospectus and statement of additional information address asset segregation. For example, please see the Derivatives disclosure in the Risks section of the prospectus and the Forward Foreign Currency Exchange Transactions (“Forward Currency Contracts”) disclosure in the General Investment Strategies and Portfolio Instruments section

April 29, 2008 Page 7

of the statement of additional information. We believe that the level of detail that we have included adequately addresses the requirements of Form N-1A.

However, in response to this comment we have added the following disclosure to the Funds of Funds SAI:

“As an open-end investment company registered with the SEC, the Funds are is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC, and SEC staff, positions. Further, in accordance with these positions, with respect to certain kinds of derivatives, the Funds must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Funds must cover their open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Funds are permitted to set aside liquid assets in an amount equal to the Funds’ daily marked-to-market (net) obligations, if any (i.e., the Funds’ daily net liability, if any), rather than the notional value.”

6.	(a)	Comment:	In the Risks section, pursuant to General Instruction C(3)(b) of Form N-1A, please segregate principal risks from non-principal risks in order to avoid confusion over which risks are principal and which are non-principal.

		Response:	We believe that the use of the Risks chart is sufficient to identify which risks are principal and which risks are non-principal for each Fund.

However, in response to this comment, we have added the following disclosure preceding the narrative of risks following the risks chart:

“In order to determine which risks are principal or non-principal risks for a Fund, please refer to the table at the beginning of the Risks section.”

April 29, 2008 Page 8

	(b)	Comment:	In the Risks section, for clarity, please break out “select holdings” risk as part of “Security Selection and Market Risk” in the risks table as well as the discussion of risks following the table.

		Response:	In response to this comment, we have made the requested changes.

	(c)	Comment:	In the Risks section, please add disclosure for the risks associated with “Brady bonds” referenced in the Risk/Return Summary for the Core Bond Fund.

		Response:	In response to this comment we have added disclosure in the Risks section for the risks associated with “Brady bonds” for the Core Bond Fund.

	(d)	Comment:	In the Risks section, under “Equity Securities,” please add disclosure relating to investments in medium and large capitalization companies.

		Response:	We respectfully decline to disclosure relating to investments in medium and large capitalization companies because we believe these risks are encompassed by the risks of investing in equity securities generally.

7.		Comment:	As required by Item 5(a)(3) of Form N-1A, please provide, if applicable, disclosure regarding legal proceedings.

		Response:	There are currently no material pending legal proceedings to which the Fund or the investment adviser or principal underwriter is a party.

April 29, 2008 Page 9

8.	(a)	Comment:	Under the Right to Reject or Restrict Purchase and Exchange Orders section, please clarify the difference between the terms “reject” and “restrict” and disclose what types of restrictions can be imposed. If the Fund has any discretion in the imposition of restrictions, add appropriate risk disclosure that market timing can still occur because actions by a Fund may vary as a result of this discretion.

Response:

The right to “reject” indicates an outright refusal to accept a trade. The right to “restrict” indicates limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period.

As stated in the prospectus, because these are Separate Accounts the Funds have limited ability to monitor and detect frequent trading and are dependent on the cooperation of Insurance Companies to curtail such activity.

	(b)	Comment:	In the Risks of Frequent Trading section, please identify the Funds investing significantly in foreign securities and small capitalization equity securities.

		Response:	We respectfully decline to add disclosure in the Risks of Frequent Trading section of the prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the prospectus.

9.		Comment:	In the Servicing Arrangements section, please define the term “RFD.”

		Response:	In response to this comment we have defined the term “RFD” in the Servicing Arrangements section.

April 29, 2008 Page 10

Comments Regarding Non-Funds of Funds SAI

10.	Comment:	For consistency, please consider adding “Non-Funds of Funds” to the front page of the prospectus.

	Response:	We respectfully decline to change the front page of the prospectus. The front page of the prospectus reflects the full names of the series of the Trust contained within the prospectus and meets the requirements of Form N-1A.

11.	Comment:	In the Trustees and Officers table, please provide the Trustees’ and Officers’ ages, as opposed to their dates of birth, per Item 12(a)(1) of Form N-1A.

	Response:	We respectfully decline to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth in the Trustees and Officers table. We believe that providing the dates of birth of the Trustees and Officers conveys the appropriate information about their ages and has the added benefit of avoiding inaccuracies due to timing of the production of the document.

12.	Comment:	Under the Investment Policies section, please confirm that each principal investment for each Fund has been addressed in the Risk/Return Summary and Investment Objective and Principal Investment Strategies sections in the prospectus, as well as any corresponding risks in the Risks section of the prospectus.

	Response:	In response to this comment, certain disclosure has been updated. We can confirm that each principal investment for each Fund has been addressed in the Risk/Return Summary and Investment Objective and Principal Investment Strategies sections in the prospectus, as well as any corresponding risks in the Risks section of the prospectus.

April 29, 2008 Page 11

Comments Regarding Funds of Funds Prospectus

1.		Comment:	Please paginate the prospectus.

		Response:	We can confirm that the prospectus will be paginated.

2.		Comment:	Please define terms clearly and once defined, use them accordingly (e.g., the term “Policies”). In the SAI, please confirm the consistent use of the term “Funds of Funds.”

		Response:	We believe that our terms are defined clearly and used consistently.

3.	(a)	Comment:	In the Risk/Return Summary, please confirm that all of the principal risks of each Fund are encompassed in the bulleted list of principal risks.

		Response:	In response to this comment, we have added additional disclosure to the bulleted list of principal risks.

	(b)	Comment:	In the Principal Risks section, please expand on the risks associated with investing in equity securities.

		Response:	We respectfully decline to expand on the risks associated with investing in equity securities because we believe that the current disclosure is sufficient.

4.	(a)	Comment:	In the Fees and Expenses section, please disclose in the narrative preceding the Annual Fund Operating Expenses table that the reader should refer to the contract for a description of those fees and expenses.

Response:

In response to this comment, the following language has been added to the prospectus preceding the Annual Fund Operating Expenses table:

“Please refer to your account or policy documents for a description of those fees and expenses.”

April 29, 2008 Page 12

	(b)	Comment:	In the Example in the Fees and Expenses section, please note that only contractual expense reimbursements and fees waivers with a duration of one year or more may be reflected and referenced in the Example and the duration and end dates of such reimbursements and waivers should be noted in a footnote.

		Response:	We believe that our current disclosure is consistent with this requirement. Please see the disclosure in the narrative preceding the example that only current fee waivers contractually agreed to through April 30, 2009 are used in the calculation for the one year time period. The duration and end dates of reimbursements and waivers will be noted in a footnote to the Annual Fund Operating Expenses table.

5.		Comment:	In the Management of the Funds section, please reconcile disclosure referring to a “diversified mutual fund investment program” with the fact that the Funds are non-diversified.

		Response:	Please note that the term “diversified,” as used in the Management of the Funds section, is intended to be understood as the common usage of the word (i.e., varied), and is not meant to invoke the term as defined in the 1940 Act.

6.		Comment:	As required by Item 5(a)(3) of Form N-1A, please provide, if applicable, disclosure regarding legal proceedings.

		Response:	There are currently no material pending legal proceedings to which the Fund or the investment adviser or principal underwriter is a party.

7.		Comment:	Please confirm that the disclosure in the Investment Objective and Principal Investment Strategies section matches the same disclosure in the Underlying Funds’ prospectuses.

April 29, 2008 Page 13

		Response:	We can confirm that the disclosure in the Investment Objective and Principal Investment Strategies section matches the same disclosure in the Underlying Funds’ prospectuses.

8.	(a)	Comment:	In the Risks section, pursuant to General Instruction C(3)(b) of Form N-1A, please segregate principal risks from non-principal risks in order to avoid confusion over which risks are principal and which are non-principal.

Response:

We believe that the use of the Risks chart is sufficient to identify which risks are principal and which risks are non-principal for each fund.

However, in response to this comment, we have added the following disclosure preceding the narrative of risks following the risks chart:

“In order to determine which risks are principal or non-principal risks for a Fund, please refer to the table at the beginning of the Risks section.”

	(b)	Comment:	In the Risks section, please confirm that the disclosure regarding the risks of the Underlying Funds complies with the disclosure provided in prospectuses for the Underlying Funds, including any SEC staff comments given or pending.

		Response:	We can confirm that the disclosure regarding the risks of the Underlying Funds complies with the disclosure provided in prospectuses for the Underlying Funds, including any SEC staff comments given or pending.

	(c)	Comment:	In the Risks section, please revise the table and add disclosure to the narrative discussing the risks associated with the “long short” strategy discussed in the RIC Quantitative Equity Fund.

April 29, 2008 Page 14

		Response:	We respectfully decline to revise the risks table and add disclosure to the risks narrative discussing the risks associated with the “long short” strategy discussed in the RIC Quantitative Equity Fund. However, we believe that the risk associated with the “long short” strategy is the same risk associated with short sales, to which we have added clarifying disclosure.

9.	(a)	Comment:	Under the Right to Reject or Restrict Purchase and Exchange Orders section, please clarify the difference between the terms “reject” and “restrict” and disclose what types of restrictions can be imposed. If the Fund has any discretion in the imposition of restrictions, add appropriate risk disclosure that market timing can still occur because actions by a fund may vary as a result of this discretion.

Response:

The right to “reject” indicates an outright refusal to accept a trade. The right to “restrict” indicates limitation on future trades by, for example, requiring all requests to be submitted via mail instead of via phone or limiting trades to only one per every 60 days or some other specified period.

As stated in the prospectus, because these are Separate Accounts the Funds have limited ability to monitor and detect frequent trading and are dependent on the cooperation of Insurance Companies to curtail such activity.

	(b)	Comment:	In the Risks of Frequent Trading section, please identify the Funds investing significantly in foreign securities and small capitalization equity securities.

		Response:	We respectfully decline to add disclosure in the Risks of Frequent Trading section of the prospectus regarding the specific investment strategies of the Funds, as this information is given in the Risk/Return Summary and Investment Objective and Investment Strategies sections of the prospectus.

April 29, 2008 Page 15

	(c)	Comment:	Under the Risks of Frequent Trading section, please insert “Underlying Funds” in each parenthetical.

		Response:	In response to this comment, the disclosure has been updated to reflect the current policies and procedures of the Funds.

	(d)	Comment:	Under the Risks of Frequent Trading section, please explain to the staff the basis for adding the last sentence to the first paragraph regarding hedging strategies.

		Response:	Please note that this sentence has been deleted.

10.		Comment:	In the Servicing Arrangements section, please define the term “RFD.”

		Response:	In response to this comment we have defined the term “RFD” in the Servicing Arrangements section.

Comments Regarding Funds of Funds SAI

11.		Comment:	For consistency, please consider adding “Funds of Funds” to the front page of the prospectus.

		Response:	We respectfully decline to change the front page of the prospectus. The front page of the prospectus reflects the full names of the series of the Trust contained within the prospectus and meets the requirements of Form N-1A.

12.		Comment:	In the Trustees and Officers table, please provide the Trustees’ and Officers’ ages, as opposed to their dates of birth, per Item 12(a)(1) of Form N-1A.

		Response:	We respectfully decline to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth in the Trustees and Officers table. We believe that providing the dates of birth of the

April 29, 2008 Page 16

Trustees and Officers conveys the appropriate information about their ages and has the added benefit of avoiding inaccuracies due to timing of the production of the document.

13.	Comment:	Please clarify the first sentence of the Pricing of Securities section to indicate that the pricing of the Underlying Funds is driven by the pricing of the portfolio securities held by the Underlying Funds.

Response:

In response to this comment, we have added the following disclosure after the first sentence of the Pricing of Securities section:

“The net asset value of the RIF and RIC Underlying Funds is computed for each Underlying Fund by dividing the current value of the Underlying Fund’s assets less liabilities by the number of Shares of the Underlying Fund outstanding and rounding to the nearest cent.”

14.	Comment:	With regard to brokerage allocations, please confirm that the Funds invest exclusively in the Underlying Funds and, if applicable, revise disclosure and table accordingly (i.e., if Funds invest in securities that do incur brokerage fees).

	Response:	We can confirm that the Funds invest exclusively in the Underlying Funds.

15.	Comment:	Please confirm that the disclosure in the Investment Restrictions and Policies of the Underlying Funds section matches the same disclosure in the Underlying Funds’ prospectuses.

	Response:	We can confirm that the disclosure in the Investment Restrictions and Policies of the Underlying Funds section matches the same disclosure in the Underlying Funds’ prospectuses.

April 29, 2008 Page 17

16.	Comment:

In the Investment Objective and Principal Investment Strategies section of the prospectus, because the Core Bond Fund, as stated, may invest in derivatives including forward commitment contracts as part of its principal investment strategy, please provide disclosure addressing what is required for asset coverage.

Such disclosure should include the fact that as an open-end investment company registered with the SEC, the Trust is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC, and SEC staff, positions. Further, in accordance with these positions, with respect to certain kinds of derivatives, the Trust must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Trust must cover its open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Trust is permitted to set aside liquid assets in an amount equal to the Trust’s daily marked-to-market (net) obligations, if any (i.e., the Trust’s daily net liability, if any), rather than the notional value.

Response:

Please note that currently both the prospectus and statement of additional information address asset segregation. For example, please see the Derivatives disclosure in the Risks section of the prospectus and the Forward Foreign Currency Exchange Transactions (“Forward Currency Contracts”) disclosure in the General Investment Strategies and Portfolio Instruments section of the statement of additional information. We believe that the level of detail that we have included adequately addresses the requirements of Form N-1A.

However, in response to this comment we have added the following disclosure to the Non-Funds of Funds SAI:

April 29, 2008 Page 18

“As an open-end investment company registered with the SEC, the Funds are is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC, and SEC staff, positions. Further, in accordance with these positions, with respect to certain kinds of derivatives, the Funds must “set aside” (referred to sometimes as “asset segregation”) liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” the Funds must cover their open positions by setting aside liquid assets equal to the contracts’ full, notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, the Funds are permitted to set aside liquid assets in an amount equal to the Funds’ daily marked-to-market (net) obligations, if any (i.e., the Funds’ daily net liability, if any), rather than the notional value.”

Comments Regarding Part C

1.	Comment:	Please file a consent of independent accountant as required by Item 23 of Form N-1A.

	Response:	The requested filing will be made as required by Item 23 of Form N-1A.

2.	Comment:	Please complete the disclosure required by Item 24 of Form N-1A.

	Response:	We believe that our current disclosure in response to Item 24 of Form N-1A is complete.

3.	Comment:	Please provide the disclosure required by Item 27(c) of Form N-1A.

April 29, 2008 Page 19

	Response:	We note that there are no commissions or other compensation received, directly or indirectly, from the Fund during the last fiscal year by any principal underwriter who is not an affiliated person of the Fund or any affiliated person of an affiliated person.

4.	Comment:	Please file the Tandy representations as well as the response letter via EDGAR Correspondence in regard to this post effective amendment.

	Response:	The requested actions will be taken.

Please call me at (617) 728-7155 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Joshua A. Weinberg

cc:	John V. O’Hanlon
Mary Beth Rhoden